EXHIBIT 99.1

(An exploration stage company)

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
THREE MONTHS ENDED JUNE 30, 2013 AND 2012

(Expressed in Canadian dollars)
(Unaudited)

Notice of Non-review of Interim Financial Statements

The attached condensed consolidated interim financial statements for the period ended June 30, 2013 have been prepared by and are the responsibility of the Company’s management and have been approved by the Board of Directors of the Company.  The Company’s independent auditor has not performed a review of these interim financial statements.

CREAM MINERALS LTD.
(An exploration stage company)
Condensed Consolidated Interim Statements of Financial Position
(Expressed in Canadian dollars)
(Unaudited)

	June 30,	March 31,
	2013	2013

Assets

Current Assets
Cash	$19,113	$79,464
Short-term investments	25,085	100,043
Amounts receivable and prepaid expenses (Note 4)	22,989	47,428
Total Current Assets	67,187	226,935
Non-current Assets
Foreign value-added taxes recoverable	13,131	11,806
Equipment	3,583	8,888
Investment in associate (Note 3)	--	--
Reclamation deposits	13,000	13,000
Total Non-current Assets	29,714	33,694
Total Assets	$96,901	$260,629

Liabilities

Current Liabilities
Accounts payable and accrued liabilities (Note 6)	$204,937	$221,072
Accounts payable, related parties (Note 7)	276,512	257,472
Total Liabilities	481,449	478,544

(Deficiency) Equity
Share capital (Note 9)	33,066,916	33,066,916
Warrant reserve	2,174,973	2,174,973
Share-based payments reserve (Note 9)	5,266,158	5,266,158
Deficit	(40,892,595)	(40,725,962)
Total (Deficiency) Equity	(384,548)	(217,915)
Total Liabilities and Equity	$96,901	$260,629

Going concern (Note 1)

Approved and authorized for issue on behalf of the board of directors on August 23, 2013 by:

/s/ Michael O’Connor	/s/ Robin Merrifield
Director	Director

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

CREAM MINERALS LTD.
(An exploration stage company)
Condensed Consolidated Interim Statements of Operations and Comprehensive Loss
(Expressed in Canadian dollars)
(Unaudited)

	Three months ended June 30,
	2013	2012
Revenue
Interest	$253	$1,194
Gain on sale of mineral property (Note 5)	50,000	--
Total Revenue	50,253	1,194
Expenses
Consulting and director fees (Note 7)	19,500	21,511
Exploration and evaluation costs (Notes 7, 13)	72,129	145,306
Foreign exchange loss (gain)	771	(2,672)
General and administrative (Notes 7, 8)	(6,169)	58,943
Professional fees	30,702	34,432
Salaries and benefits (Note 7)	83,144	96,037
Shareholder communications (Note 7)	16,809	55,360
Share-based payments	--	3,811
Total expenses	216,886	412,728
Net Loss and Comprehensive Loss for the Period	$(166,633)	$(411,534)
Loss per Common Share, Basic and Diluted	$0.00	$0.00
Weighted Average Number of Shares Outstanding – Basic and Diluted	155,340,582	154,984,604

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

CREAM MINERALS LTD.
(An exploration stage company)
Condensed Consolidated Interim Statements of Changes in (Deficiency) Equity
For the three months ended June 30, 2013 and 2012
(Expressed in Canadian dollars)
(Unaudited)

	Common Shares Without Par Value
	Shares	Amount	Warrant Reserve	Share-based Payments Reserve	Deficit	Total (Deficiency) Equity
Balance, March 31, 2012	152,642,916	$32,589,847	2,836,637	4,506,782	(38,765,013)	1,168,253
Warrants exercised	2,697,666	477,069	(72,419)	--	--	404,650
Share-based payments	--	--	--	3,811	--	3,811
Net loss for the period	--	--	--	--	(411,534)	(411,534)

Balance, June 30, 2012	155,340,582	33,066,916	2,764,218	4,510,593	(39,176,547)	1,165,180

Balance, March 31, 2013	155,340,582	33,066,916	2,174,973	5,266,158	(40,725,962)	(217,915)
Net loss for the period	--	--	--	--	(166,633)	(166,633)

Balance, June 30, 2013	155,340,582	$33,066,916	$2,174,973	$5,266,158	$(40,892,595)	$(384,548)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

CREAM MINERALS LTD.
(An exploration stage company)
Condensed Consolidated Interim Statements of Cash Flows
(Expressed in Canadian dollars)
(Unaudited)

	Three months ended June 30,
	2013	2012

Cash provided by (used in):
Operations
Net (loss) for the period	$(166,633)	$(411,534)
Items not involving cash
Depreciation	5,305	6,557
Share-based payments	--	3,811
Foreign exchange	217	25,122
Changes in non-cash operating assets and liabilities
Amounts receivable and prepaid expenses	24,439	31,847
Foreign value-added taxes recoverable	(1,542)	447,424
Accounts payable and accrued liabilities	(16,135)	(30,652)
Accounts payable, related parties	19,040	112,818
Cash used in operating activities	(135,309)	185,393
Investing activities
Proceeds (purchase) of short-term investments	75,043	(299,571)
Interest on short-term investments	(85)	(1,402)
Cash provided by investing activities	74,958	(300,973)
Financing activities
Common shares	--	404,650
Cash provided by financing activities	--	404,650

(Decrease) increase in cash during the period	(60,351)	289,070

Cash, beginning of the period	79,464	292,501

Cash, end of the period	$19,113	$581,571

Supplemental information

Interest paid	$--	$--
Income taxes paid	$--	$--
Non-cash portion of warrants exercised	$--	$72,419
Non-cash portion of options exercised	$--	$--
Finders’ shares issued	$--	$--

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

CREAM MINERALS LTD.
(An exploration stage company)
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended June 30, 2013 and 2012
(Expressed in Canadian dollars)
(Unaudited)

1.	Nature of Operations and Going Concern

Cream Minerals Ltd. (the “Company”) was incorporated on October 12, 1966 in the Province of British Columbia under the Business Corporations Act of British Columbia, and its principal business activity is the exploration of mineral properties in Mexico and Canada.

The Company’s head office, principal address and registered and records office is 890 – 789 West Pender Street, Vancouver, B.C., Canada, V6C 1H2.

The Company’s continuing operations and underlying value and recoverability of the amounts shown for exploration and evaluation assets are entirely dependent upon the existence of economically recoverable mineral reserves, the ability of the Company to obtain the necessary financing to complete the exploration and development of its mineral property interests and on future profitable production or proceeds from the disposition of the mineral property interest or other interests.

These condensed consolidated interim financial statements have been prepared on the basis of accounting principles applicable to a going concern.  This assumes the Company will operate for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations.  The Company has incurred operating losses since inception, has no source of operating cash flow, minimal income from short-term investments, and there can be no assurances that sufficient funding, including adequate financing, will be available to explore its mineral properties and to cover general and administrative expenses necessary for the maintenance of a public company.  The ability of the Company to arrange additional financing in the future depends in part, on the prevailing capital market conditions and mineral property exploration success.  These factors cast substantial doubt on the Company’s ability to continue as a going concern.  Accordingly, the financial statements do not give effect to adjustments that would be necessary should the Company be unable to continue as a going concern and therefore be required to realize its assets and liquidate its liabilities, contingent obligations and commitments other than in the normal course of business and at amounts different from those in the condensed consolidated interim financial statements.

2.	Significant Accounting Policies

(a)	Statement of Compliance

These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standards (“IAS”) 34 ‘Interim Financial Reporting’ (“IAS 34”) using accounting policies consistent with the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and Interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).

Certain disclosures that are required to be included in the annual financial statements prepared in accordance with IFRS are not included in these interim financial statements.  These statements should be read in conjunction with the consolidated financial statements for the year ended March 31, 2013.

(b)	Basis of Measurement and Presentation

These condensed consolidated interim financial statements have been prepared on the basis of accounting policies and critical account judgments and estimates consistent with those applied in the Company’s March 31, 2013 consolidated annual audited financial statements.

CREAM MINERALS LTD.
(An exploration stage company)
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended June 30, 2013 and 2012
(Expressed in Canadian dollars)
(Unaudited)

2.	Significant Accounting Policies (Continued)

(c)	Basis of Consolidation

These consolidated financial statements incorporate the financial statements of the Company and its wholly-owned subsidiary, Cream Minerals de Mexico, S.A. de C.V., a Mexican corporation.  The subsidiary is fully consolidated from the date of acquisition, being the date on which the Company obtained control, and will continue to be consolidated until the date that such control ceases.  The financial statements of the subsidiary are prepared for the same reporting period as the Company, using consistent accounting policies.  All intercompany transactions and balances were eliminated on consolidation.

(d)	Application of new and revised accounting standards

The Company has applied the following new and revised IFRSs in these condensed consolidated interim financial statements.  The application of these standards, amendments and interpretations did not have a material impact on the results and financial position of the Company.

Effective from January 1, 2013, IFRS 10 – Consolidated Financial Statements (“IFRS 10”) supersedes SIC 12 – Consolidation – Special Purpose Entities and the requirements relating to consolidated financial statements in IAS 27 – Consolidated and Separate Financial Statements. Concurrent with the issuance of IFRS 10, the IASB issued IFRS 11 – Joint Arrangements (“IFRS 11”) and IFRS 12 – Disclosure of Interests in Other Entities (“IFRS 12”) and reissued IAS 27 – Separate Financial Statements and IAS 28 – Investments in Associates and Joint Ventures.  Adoption of the standard had no material impact on these financial statements.

Consolidation

IFRS 10 establishes control as the basis for an investor to consolidate its investees and defines control as an investor’s power over an investee with exposure, or rights, to variable returns from the investee and the ability to affect the investor’s returns through its power over the investee.  Adoption of the standard had no material impact on these financial statements.

Joint arrangements

IFRS 11 supersedes IAS 31 – Interests in Joint Ventures and SIC 13 – Jointly Controlled Entities – Non-Monetary Contributions by Venturers.  Under IFRS 11, joint arrangements are classified as joint operations or joint ventures based on the rights and obligations of the parties to the joint arrangements.  A joint operation is a joint arrangement whereby the parties that have joint control of the arrangement (“joint operators”) have rights to the assets, and obligations for the liabilities, relating to the arrangement.  A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement (“joint venturers”) have rights to the net assets of the arrangement.  IFRS 11 requires that a joint operator recognize its portion of assets, liabilities, revenues and expenses of a joint arrangement, while a joint venturer recognizes its investment in a joint arrangement using the equity method.  Adoption of the standard had no material impact on these financial statements.

Disclosure of interests in other entities

IFRS 12 combines and enhances the disclosure requirements for the Company’s subsidiaries, joint arrangements, associates and unconsolidated structured entities.  The requirements of IFRS 12 include enhanced reporting of the nature of risks associated with the Company’s interests in other entities, and the effects of those interests on the Company’s consolidated financial statements.  Adoption of the standard had no material impact on these financial statements.

CREAM MINERALS LTD.
(An exploration stage company)
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended June 30, 2013 and 2012
(Expressed in Canadian dollars)
(Unaudited)

2.	Significant Accounting Policies (Continued)

Fair value measurement

IFRS 13 – Fair Value Measurement (“IFRS 13”) defines fair value and sets out a single framework for measuring fair value which is applicable to all IFRSs that require or permit fair value measurements or disclosures about fair value measurements.  IFRS 13 requires that when using a valuation technique to measure fair value, the use of relevant observable inputs should be maximized while unobservable inputs should be minimized.  The Company has applied IFRS 13 on a prospective basis, commencing April 1, 2013.  Adoption of the standard had no material impact on these financial statements.
Employee benefits

A revised IAS 19 – Employee Benefits (“IAS 19”) has introduced significant changes to the accounting for defined benefit plans and other employee benefits.  The amendments include the elimination of the options to defer or recognize actuarial gains and losses in full in profit or loss and instead mandates the immediate recognition of all actuarial gains and losses in other comprehensive income.

The amended IAS 19 also requires calculation of net interest on the net defined benefit liability or asset using the discount rate used to measure the defined benefit obligation.

In addition, other changes incorporated into the amended standard include changes made to the date of recognition of liabilities for termination benefits, and changes to the definitions of short-term employee benefits and other long-term employee benefits which may impact on the classification of liabilities associated with those benefits.

The Company has adopted these amendments retrospectively; however, these amendments to IAS 19  had no material impact on these financial statements.

Financial statement presentation

Amendments to IAS 1 – Presentation of Financial Statements (“IAS 1”), effective for annual periods beginning on or after July 1, 2012, require an entity to group items presented in the statement of other comprehensive income on the basis of whether they may be reclassified to profit or loss subsequent to initial recognition.  For those items presented before tax, the amendments to IAS 1 also require that the tax related to the two separate groups be presented separately.  Adoption of the standard had no material impact on these financial statements.

(e)	Changes in Accounting Standards Not Yet Adopted

Financial instruments

The IASB intends to replace IAS 39 – Financial Instruments: Recognition and Measurement in its entirety with IFRS 9 – Financial Instruments (“IFRS 9”) which will be effective for annual periods commencing on or after January 1, 2015.  IFRS 9 is intended to reduce the complexity for the classification and measurement of financial instruments.

CREAM MINERALS LTD.
(An exploration stage company)
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended June 30, 2013 and 2012
(Expressed in Canadian dollars)
(Unaudited)

3.	Investment in Associate

The Company holds a one third interest in Quorum Management and Administrative Services Inc. (“Quorum”), a private company incorporated for the purpose of administering cost sharing between the Company and two other public companies related through directors in common.  Under the terms of the Quorum cost sharing agreement all three companies are joint and severally liable for Quorum’s obligations.
Quorum provided services on a full cost recovery basis until August 31, 2012.  In September 2012, the Company took over the services that were provided by Quorum.  As of June 30, 2013, the three public companies have deferred dissolving Quorum and intend to maintain Quorum as inactive.

4.	Amounts Receivable and Prepaid Expenses

	June 30,	March 31,
	2013	2013
Harmonized Sales Tax receivable	$14,316	$30,268
Prepayments and amounts receivable	8,673	17,160
Total	$22,989	$47,428

5.	Exploration and Evaluation Assets

Detailed exploration and evaluation expenditures incurred in respect to the Company’s mineral property interests owned, leased or held under option are disclosed in Note 13.  Property payments made on the Company’s Canadian mineral property interests during the year ended June 30, 2013 and the year ended March 31, 2013 are included in the table below.

	Goldsmith And Other Properties BC (a)	Manitoba Properties, Manitoba (b)	Kaslo Silver Property,BC (c)	Total Acquisition Costs
Balance, March 3l, 2012	$--	$97,080	$--	$97,080
Write-downs	--	(97,080)	--	(97,080)
Balance, March 31, 2013 and June 30, 2013	$--	$--	$--	$--

(a)	Goldsmith and Lucky Jack Properties, British Columbia, Canada

The Company held a 100% interest in the Goldsmith property and an option to acquire 100% of the Lucky Jack property, both comprising the Goldsmith property located near Kaslo, British Columbia.  The property was written down to $Nil as there were no future plans to continue with exploration.  During the three months ended June 30, 2013 the claims comprising the Goldsmith and Lucky Jack properties were returned to the respective optionors.

CREAM MINERALS LTD.
(An exploration stage company)
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended June 30, 2013 and 2012
(Expressed in Canadian dollars)
(Unaudited)

5.	Exploration and Evaluation Assets (Continued)

(b)	Manitoba Properties

(i)	Stephens Lake and Stephens Trout Property

The Company holds, jointly with Sultan Minerals Inc. and ValGold Resources Ltd. (“ValGold”), a 75% interest in two staked claims.  The property was written down to $Nil as there were no future plans to continue with exploration.

(ii)	Wine Claims

In March 2006, the Company entered into an option agreement, subsequently amended, to acquire 100% interest in the Wine Claim, MB 3964 and Wine 1 Claim, all located approximately 60 kilometres southeast of Flin Flon, Manitoba.  The property was written down to $Nil as there were no future plans to continue with exploration.  During the three months ended June 30, 2013 the Company sold the property for $50,000.

(iii)	Blueberry Property

In November 2009, the Company entered into an option agreement to acquire the Blueberry Property, a gold target.  The property is located approximately 30 km north east of Flin Flon, Manitoba.

In November 2012 the Company elected not to make the required CDN $20,000 option payment and issue 80,000 common shares to the optionor. Title to the Blueberry Property has since been transferred to the optionor. In addition, title to the Blue 1 to Blue 4 claims which were staked following the optioning of Blueberry have also been assigned to the optionor as these claims were appended to the original option agreement.

(c)	Kaslo Silver Property, Kaslo, British Columbia, Canada

The 100% owned Kaslo Silver Property, a silver target, hosts eleven historic high-grade silver deposits within 14 kilometres of sub-parallel shear zones.  The Company has completed a review of geological data compiled to date, and a property site visit was done during the year ended March 31, 2013.  The property was written-down to $Nil as there were no future plans to continue with exploration.

(d)	Nuevo Milenio Property, Nayarit, Mexico

The Company’s subsidiary holds a 100% interest in the Nuevo Milenio property located in Nayarit, Mexico.  Annual property license fees payable to the Mexican government for the Nuevo Milenio property are approximately $50,000.  In the year ended March 31, 2005, the Company determined that it was not going to conduct further exploration on the property for the foreseeable future and as a result the property exploration costs were written down.  As at June 30, 2013 the Company’s title to the Nuevo Milenio property is in good standing.

CREAM MINERALS LTD.
(An exploration stage company)
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended June 30, 2013 and 2012
(Expressed in Canadian dollars)
(Unaudited)

6.	Accounts Payable and Accrued Liabilities
	June 30, 2013	March 31, 2013
Trade payables	$167,401	$188,439
Accrued liabilities	37,536	32,633
Totals	$204,937	$221,072

7.	Related Party Transactions and Balances

Remuneration of directors and key management personnel of the Company was as follows for the three months ended June 30, 2013 and 2012:

	Three months ended June 30,
	2013	2012
Cream Minerals Limited
Salaries and benefits*	$74,772	$75,352
Directors fees (1)	19,500	19,750
Cream Minerals de Mexico, S.A. de C.V.
Salaries and benefits (2)	30,000	30,000

*A portion of these salaries and benefits were paid through Quorum (see next table).

(1)	Directors are entitled to director fees and stock options for their services.
(2)	Salaries and benefits and share-based payments have been recorded as exploration costs related to the Nuevo Milenio project.

Related party transactions for the three months ended June 30, 2013 and 2012 paid through Quorum, and related party balances as at June 30, 2013 and June 30, 2012 were as follows:

	Three months ended June 30,
	2013	2012
Exploration and evaluation costs	$--	$144
General and administration	(26,028)	47,752
Salaries and benefits	(10,217)	96,808
Shareholder communications	--	502
Quorum (a)	$(36,245)	$145,206
Balances at:	June 30, 2013	March 31, 2013
Payables:
Quorum (a)	$66,012	$102,472
Directors and Officers (b)	210,500	155,000

(a)
Management, administrative, and other services were provided by Quorum, a private company held jointly, with a one-third interest each; by the Company and two other public companies with common directors.  Quorum provided services on a full recovery basis to the various entities sharing office space with the Company until August 31, 2012.

CREAM MINERALS LTD.
(An exploration stage company)
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended June 30, 2013 and 2012
(Expressed in Canadian dollars)
(Unaudited)

7.	Related Party Transactions and Balances (Continued)

(b)
The directors and officers balance includes fees and expenses owing to directors and officers including any salaries accrued to the Sole Administrator and Director General of  Cream Minerals de Mexico, S.A. de C.V., for administrative and geological services rendered.

8.	Expenses by Nature

Included in general and administrative expenses are the following:

	Three months ended June 30,
	2013	2012
Depreciation	$745	$744
Office and administration*	(6,914)	58,199
Totals	$(6,169)	$58,943

*Accruals for office and administration expenses provided by Quorum related to prior periods were adjusted in this period.

9.	Share Capital

Authorized

Unlimited number of common shares without par value.

Issued and Fully Paid

155,340,582 common shares at June 30, 2013 (March 31, 2013 – 155,340,582).

Stock options

The Company has a 10% rolling stock option plan for its directors, employees and consultants to acquire common shares of the Company at a price determined by the fair market value of the shares at the date of grant.  The Company’s stock option plan provides for immediate vesting, or vesting at the discretion of the Board at the time of the option grant and are exercisable for a period of up to 10 years. Stock options granted to investor relations’ consultants vest over a twelve month period, with one quarter of such options vesting in each three month period.

During three months ended June 30, 2013, the Company granted Nil (June 30, 2012 -2,300,000) stock options.  The following table summarizes information on stock options outstanding at June 30, 2013:

Exercise Price	Number Outstanding and Exercisable	Average Remaining Contractual Life
$0.12	1,560,000	0.58 years
$0.38	5,375,000	2.63 years
$0.22	600,000	2.88 years
$0.23	500,000	2.88 years
$0.16	1,200,000	2.94 years
	9,235,000	2.36 years

CREAM MINERALS LTD.
(An exploration stage company)
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended June 30, 2013 and 2012
(Expressed in Canadian dollars)
(Unaudited)

9.	Share Capital (Continued)

A summary of the changes in stock options for the three months ended June 30, 2013 and the year ended March 31, 2013 is presented below:

	Number of Shares	Weighted Average Exercise Price ($)
Balance, March 31, 2012	11,386,500	0.32
Expired	(1,151,500)	0.50
Cancelled/forfeited	(1,000,000)	0.38
Balance, fully vested and exercisable at March 31 and June 30, 2013	9,235,000	0.29

Warrants

As at June 30, 2013, the following share purchase warrants issued in connection with private placements were outstanding:

Number of Warrants	Exercise Price	Expiry Dates
24,114,000	$0.10	December 20, 2013
13,036,000	$0.24	December 20, 2013
37,150,000

A summary of the changes in warrants for the three months ended June 30, 2013 and the year ended  March 31, 2013 is presented below:

	Number of Warrants	Weighted Average Exercise Price ($)
Balance, March 31, 2012	50,408,500	0.22
Exercised	(2,697,666)	0.16
Repriced and Extended	(24,114,000)	0.24
Repriced and Extended	24,114,000	0.10
Expired	(10,560,834)	0.19
Balance, March 31 and June 30, 2013	37,150,000	0.15

In December, 2012, the Company having received all necessary regulatory approvals and the consent of all of the holders of the common share purchase warrants previously issued in connection with a private placement conducted by the Company in December, 2010 (the “Warrants”), amended the exercise price of 24,114,000 warrants from $0.24 to $0.10 and extended the exercise period from December 21, 2012 to December 20, 2013.  The expiry date of an additional 13,036,000 warrants held by insiders were extended from December 21, 2012 to December 20, 2013.  The warrant modification has been valued at $166,320, using the Black-Scholes model with the following assumptions:  stock price - $0.06, exercise price - $0.10, a life of 1 year, a risk-free interest rate of 1.64% and a volatility of 1.02.

CREAM MINERALS LTD.
(An exploration stage company)
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended June 30, 2013 and 2012
(Expressed in Canadian dollars)
(Unaudited)

10.	Segmented Information

Operating Segments

The Company has one operating segment, which is the exploration and evaluation of mineral properties.

Geographic Segments

The Company’s principal operations are carried out in Canada and Mexico.  The majority of investment income is earned in Canada.  Segmented assets by geographical location are as follows:

Statement of Financial Position June 30, 2013	Canada	Mexico	Total
Total Assets	$68,531	$28,370	$96,901
Current Assets	$51,712	$15,475	$67,187
Long-term Assets	$16,819	$12,895	$29,714
Statement of Financial Position March 31, 2013	Canada	Mexico	Total
Total Assets	$214,465	$46,164	$260,629
Current Assets	$196,901	$30,034	$226,935
Long-term Assets	$17,564	$16,130	$33,694
Segmented expenses by geographical location are as follows:
Three months ended June 30, 2013	Canada	Mexico	Total
Exploration and evaluation costs	$30,260	$41,869	$72,129
Other expenses	144,757	--	144,757
Total expenses	$175,017	$41,869	$216,886

Three months ended June 30, 2012	Canada	Mexico	Total
Exploration and evaluation costs	$81,326	$63,980	$145,306
Other expenses	267,422	--	267,422
Total expenses	$348,748	$63,980	$412,728

CREAM MINERALS LTD.
(An exploration stage company)
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended June 30, 2013 and 2012
(Expressed in Canadian dollars)
(Unaudited)

11.	Financial Instruments and Risk Management

Financial assets and financial liabilities are measured on an ongoing basis at fair value or amortized cost.  Cash, short-term investments and marketable securities are designated as fair value through profit or loss and are measured at fair value.  Amounts receivable are designated as loans and receivables and measured at amortized cost using the effective interest rate method.  Accounts payable and accrued liabilities and accounts payable, related parties are designated as other financial liabilities and measured at amortized cost using the effective interest rate method. The fair values of the Company’s amounts receivable and prepaid expenses approximate their carrying values at June 30, 2013, due to their short-term nature.

The following table presents the Company’s financial instruments, measured at fair value on the consolidated statements of financial position as at June 30, 2013 and March 31, 2013 and categorized into levels of the fair value hierarchy:

		June 30, 2013		March 31, 2013
		Carrying	Fair	Carrying	Fair
	Level	Value	Value	Value	Value
Cash (a)	1	$19,113	$19,113	$79,464	$79,464
Short-term investments (a)	1	25,085	25,085	100,043	100,043
Amounts receivable and prepaid expenses (a)	1	22,989	22,989	47,428	47,428
Accounts payable and accrued liabilities	2	204,937	204,937	221,072	221,072
Accounts payable, related parties (a)	2	276,512	276,512	257,472	257,472

a)	Fair value approximates the carrying amounts due to the short-term nature.

There were no transfers from levels or change in the fair value measurements of financial instruments for the periods ended June 30, 2013 and March 31, 2013.

Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its obligations.  The Company’s maximum exposure to credit risk at the financial position date under its financial instruments is summarized as follows:

	June, 2013	March 31, 2013
Amounts receivable
Due within 90 days	$15,595	$33,283
	15,595	33,283
Cash	19,113	79,464
Short-term investments	25,085	100,043
	$59,793	$212,790

Substantially all of the Company’s cash is held with major financial institutions in Canada and management believes the exposure to credit risk with such institutions is not significant.  The financial assets that potentially subject the Company to credit risk are any receivables.  The Company considers the risk of material loss to be significantly mitigated due to the financial strength of the major financial institutions where cash and term deposits are held.  In the three months ended June 30, 2013, no material provision has been recorded in respect of impaired receivables.  The Company’s maximum exposure to credit risk as at June 30, 2013 is the carrying value of its financial assets.

CREAM MINERALS LTD.
(An exploration stage company)
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended June 30, 2013 and 2012
(Expressed in Canadian dollars)
(Unaudited)

11.	Financial Instruments and Risk Management (Continued)

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its obligations associated with financial liabilities.  The Company has a planning and budgeting process in place by which it anticipates and determines the funds required to support normal operation requirements as well as the growth and development of its mineral property interests.  During the year ended March 31, 2013, the Company issued 2,697,666 common shares for gross proceeds of $404,650, from the exercise of warrants.  The Company’s subsidiary received $464,432 in foreign value-added taxes during the year ended March 31, 2013.  During the three months ended June 30, 2013, the Company received $50,000 for the sale of the Wine Property, Manitoba. Further information regarding liquidity risk is set out in Note 1.  The Company’s financial assets are comprised of its cash, short-term investments, marketable securities, and amounts receivable and the Company’s financial liabilities are comprised of its accounts payable, accrued liabilities and accounts payable, related parties, the contractual maturities of which at June 30, 2013 and March 31, 2013 are summarized as follows:

	June 30, 2013	March 31, 2013
Cash	$19,113	$79,464
Short-term investments	25,085	100,043
Amounts receivable - Within 90 days or less	15,595	33,283
Accounts payable and accrued liabilities with contractual maturities – Within 90 days or less	(204,937)	(221,072)
Due to related parties with contractual maturities - Within 90 days or less	(276,512)	(257,472)

Interest rate risk

The Company has no significant exposure at June 30, 2013 to interest rate risk through its financial instruments.

Currency risk

The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates.  The Company operates in Canada and Mexico and a portion of its expenses are incurred in U.S. dollars and in Mexican pesos.  A significant change in the currency exchange rates between the Canadian dollar and these currencies could have an effect on the Company’s results of operations, financial position or cash flows.
The Company has not hedged its exposure to currency fluctuations.  At June 30, 2013, the Company is exposed to currency risk through the following assets and liabilities denominated in Mexican pesos and U.S. dollars, but presented in Canadian dollar equivalents.

CREAM MINERALS LTD.
(An exploration stage company)
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended June 30, 2013 and 2012
(Expressed in Canadian dollars)
(Unaudited)

11.	Financial Instruments and Risk Management (Continued)

Currency risk (Continued)

	June 30, 2013	March 31, 2013
U.S. Dollars
Cash	$12,066	$3,762
Accounts payable and accrued liabilities	(37,152)	(17,777)
Mexican Pesos
Cash	3,504	27,102
Value-added taxes recoverable	13,131	11,806
Accounts payable and accrued liabilities	(1,111)	(3,219)

Based on the above net exposures at June 30, 2013, and assuming that all other variables remain constant, a 10% appreciation or depreciation of the Canadian dollar against the U.S. dollar would result in an increase/decrease of $2,509 (March 31, 2013 - $1,402) in the Company’s loss from operations, and a 10% appreciation or depreciation of the Canadian dollar against the Mexican Pesos would result in an increase/decrease of $1,553 (March 31, 2013 – $3,569) in the Company’s loss from operations.

Financial assets and financial liabilities that bear interest at fixed rates are subject to fair value interest rate risk.  The Company had no cash equivalents at June 30, 2013.  In respect of financial assets, the Company’s policy is to invest cash at floating rates of interest in order to maintain liquidity while achieving a satisfactory return.  Fluctuations in interest rates impact the amount of return the Company may realize but interest rate risk is not significant to the Company.  As at June 30, 2013 with other variables unchanged, a 1% change in the variable interest rates would have had an insignificant impact on the loss of the Company.

12.	Management of Capital

The Company defines capital that it manages as equity.  When managing capital, the Company’s objective is to ensure the Company continues as a going concern as well as to achieve optimal returns to shareholders and benefits for other stakeholders.  The Board of Directors does not establish a quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management team to sustain the future development of the business.

	June 30, 2013	March 31, 2013
Equity (deficiency) is comprised of:
Share capital	$33,066,916	$33,066,916
Warrant reserve	2,174,973	2,174,973
Share-based payments reserve	5,266,158	5,266,158
Deficit	(40,892,595)	(40,725,962)

The Company’s capital management approach is revised on an ongoing basis and reflects adjustments in light of economic conditions affecting metal markets and the mining industry in particular.  Given the nature of its activities, the Company is dependent on external financing to fund its operations.  To maintain or adjust the capital structure, the Company may issue new shares, options and warrants, and issue debt.  There were no changes in the Company’s approach to capital management during the three months ended June 30, 2013.  Neither the Company nor its subsidiary is subject to externally imposed capital requirements.

CREAM MINERALS LTD.
(An exploration stage company)
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended June 30, 2013 and 2012
(Expressed in Canadian dollars)
(Unaudited)

13.	Exploration and Evaluation Costs
Three months ended June 30, 2013	Kaslo Silver Property, British Columbia	Nuevo Milenio Property, Mexico	Total March 31, 2013
Incurred during the year
Geological and geophysical	$--	$36,645	$36,645
Site activities	260	34,421	34,681
Travel and accommodation	--	803	803
Total Expenses June 30, 2013	$260	$71,869	$72,129

Three months ended June 30, 2012	Kaslo Silver Property, British Columbia	Manitoba Properties, Manitoba	Nuevo Milenio Property, Mexico	Total June 30, 2012
Incurred during the period
Assays and analysis	$--	$--	$909	$909
Geological and geophysical	--	2,500	95,933	98,433
Site activities	2,261	35	39,230	41,526
Travel and accommodation	--	--	4,438	4,438
Total Expenses June 30, 2012	$2,261	$2,535	$140,510	$145,306

14.	Subsequent Events

On July 22, 2013, the Company entered into a letter of intent for the sale of the Company’s Nuevo Milenio Silver-Gold Property to a British Columbia numbered company controlled by a consortium group which includes shareholders of Cream for consideration of $600,000.  The transaction would take the form of a sale of all of the outstanding shares of the subsidiary.  The transaction is subject to the execution of a definitive agreement, as well as disinterested shareholder approval and the approval of the TSX Venture Exchange.